QNASLTM Phase III Data Indicate Investigational Therapy with New Mode of Delivery has Positive Safety and Effective Profile in Treatment of Seasonal and Perennial Allergic Rhinitis

Late Stage Data Demonstrated Long-Term Nasal Symptom Relief and Improvement in Quality of Life

Jerusalem, Israel, March 5, 2012 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced positive findings from four Phase III clinical studies that examined the efficacy and safety profile as well as impact on quality of life (QoL) of QNASLTM (beclomethasone dipropionate [BDP]) Nasal Aerosol. QNASLTM is a non-aqueous, “dry” nasal aerosol corticosteroid in development for the treatment of seasonal allergic rhinitis (SAR) and perennial allergic rhinitis (PAR). The data were presented today at the 2012 American Academy of Allergy, Asthma and Immunology (AAAAI) Meeting in Orlando, Florida.

In a long-term (52-week), double-blind, placebo-controlled, parallel-group study, 529 patients with PAR, aged 12 years and older, were randomized to receive once-daily treatment with QNASLTM 320 mcg or placebo. The primary endpoint, the results for which were previously released1, showed a significant (p<0.001) change from baseline weekly averages of the subject reported 24-hour reflective nasal symptom scores (rTNSS) over the first 30 weeks of the treatment period. Additional 52 weeks of treatment data reported today further demonstrated the safety and efficacy profile of QNASLTM treatment by showing significantly greater improvements from baseline over a 24-hour period in both rTNSS (-1.09 [95% CI: -1.6, -0.6], p<0.001) and instantaneous nasal symptom scores (iTNSS) (-1.10 [95% CI: -1.6, -0.6]; p<0.001) compared with placebo. Furthermore, greater improvements in individual nasal symptoms (nasal congestion, nasal itching, rhinorrhea and sneezing) were also demonstrated in the QNASLTM group compared to placebo. QNASLTM was generally well tolerated with a safety profile similar to placebo with the exception of epistaxis, which occurred more frequently with the active treatment. The most commonly reported adverse events (5% or more subjects) were nasopharyngitis, epistaxis, upper respiratory tract infection, sinusitis and headache. Treatment difference in the average AM and PM subject-reported rTNSS over the first 6-week treatment period from the same study were also reported. The LS mean treatment difference between QNASLTM 320 mcg/day and placebo was –0.78 (95% CI: -1.2, -0.5) (p<0.001).

“The long term data validated the efficacy and safety profile of QNASL and demonstrated positive results experienced by patients using the new ‘dry’ aerosol delivery,” said Gary N. Gross, MD, FACAAI, practicing allergist and co-founder of the Dallas Asthma and Allergy Center. “Since allergic rhinitis is one of the most common allergic diseases in the U.S., affecting more than one in five people, it’s important for there to be a variety of treatment options available to patients experiencing ongoing challenges with the condition.”

As a result of the bothersome symptoms associated with allergic rhinitis (AR), patient quality of life can also be affected. Results from a 6-week, double-blind, placebo-controlled, parallel-group study of patients with PAR (N=474) demonstrated that QNASLTM significantly improved quality of life compared with placebo (-0.58 [95% CI: -0.9, -0.2]; p=0.001), as assessed by the Rhinoconjunctivitis Quality of Life Questionnaire (RQLQ). Improvements from baseline were greater with QNASLTM for all seven individual domains of the RQLQ. Physician-reported nasal symptom scores were also significantly improved (-1.22 [95% CI: -1.7, -0.7]; p<0.001). The primary endpoint of change from baseline of average AM and PM subject-reported rTNSS was also significant (p<0.001), which was reported previously in 2011.2

To evaluate the safety of QNASLTM, a double-blind placebo and active controlled parallel-group study was conducted to determine the effect of 6 weeks of therapy with QNASLTM on hypothalamic-pituitary adrenal axis function (HPA-axis) in adult and adolescent patients. As previously reported, treatment with QNASLTM at a dose of 320 mcg/day was not associated with HPA-axis suppression in adult and adolescent subjects with PAR, as demonstrated by the geometric mean ratio for QNASLTM 320 mcg/day to placebo (0.96 (95% CI: 0.87, 1.06).3 However, HPA-axis function suppression is known to have an impact on growth in adolescent subjects. Therefore, a subgroup analysis of 25 adolescents from the same study, randomized to treatment with QNASLTM 320 mcg/day, placebo or an active control of prednisone 10 mg/day showed that, after 6 weeks, the geometric mean serum cortisol weighted value in patients treated with QNASLTM was similar to those treated with placebo (0.92 [95% CI: 0.72, 1.16]), but treatment with active control oral prednisone resulted in significant suppression of serum cortisol levels – the placebo to prednisone mean serum cortisol weighted value [2.56 [95% CI: 1.76, 3.71]). These results further support the lack of HPA-axis suppression with QNASLTM treatment reported previously.3

Finally, new results from a 2-week, randomized, double-blind, placebo-controlled study in 715 children (6-11 years of age) with SAR were also presented for the first time at AAAAI. The study sought to measure the average morning and evening rTNSS with once-daily treatment with QNASLTM at a dosage of 80 mcg or 160 mcg, as well as the safety profile compared to placebo. Improvements in both AM and PM rTNSS were significantly greater for those treated with QNASLTM 80 mcg (-0.71 [95% CI: -1.1, -0.3) and 160 mcg (-0.76 [95% CI: -1.1, -0.4) compared to placebo. The safety profile of QNASLTM was also similar to placebo. The most commonly reported adverse events for either treatment group were epistaxis and headache.

On August 5, 2011, the United States (U.S.) Food and Drug Administration (FDA) accepted for review the New Drug Application (NDA) filing for QNASLTM. The submission was based on a comprehensive clinical development program consisting of four Phase III clinical trials designed to evaluate the safety and efficacy of QNASLTM for the treatment of SAR and PAR symptoms.

“Teva Respiratory is committed to the 20 percent of adults and adolescents suffering from allergic rhinitis in the U.S. and is hopeful that, if approved, QNASL will serve as a positive solution that helps allergy sufferers address and treat the bothersome symptoms of allergies,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “Based on the timing of the NDA acceptance and standard review timelines, we anticipate receiving FDA feedback on the approval status of QNASL in the near future.”

About QNASLTM
QNASLTM is an investigational intranasal corticosteroid in development for the treatment of allergic rhinitis symptoms. The product utilizes the same chemical formulation as QVAR® (beclomethasone dipropionate HFA) Inhalation Aerosol, an inhaled corticosteroid (ICS) approved by the U.S. Food and Drug Administration (FDA) for the maintenance treatment of asthma. QNASLTM is administered as a non-aqueous or “dry” spray delivered by hydrofluoroalkane (HFA), an environmentally friendly propellant.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2010 and in our other filings with the U.S. Securities and Exchange Commission.

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[1]	Shah SR, Nathan RA, Allen GS, Dorinsky PM, Tankelevich A, Ding Y, Tantry SK (2011). Long-Term Treatment With BDP HFA Nasal Aerosol 320 µg Once Daily Is Safe and Effective in Subjects With Perennial Allergic Rhinitis. Annual Meeting of the American College of Allergy, Asthma, and Immunology (ACAAI), Boston, MA, November 3-8, 2011

[2]	Meltzer EO, Jacobs RL, LaForce CF, Dorinsky PM, Kelley L, Dunbar SA, Tantry SK (2011). BDP HFA Nasal Aerosol 320 µg Once Daily Is Safe and Effective in the Treatment of Nasal Symptoms Associated With Perennial Allergic Rhinitis. Annual Meeting of the American College of Allergy, Asthma, and Immunology (ACAAI), Boston, MA, November 3-8, 2011

[3]	Ratner PH, Miller SD, Hampel FC, A, Dunbar SA, Tantry SK, Dorinsky PM (2011). BDP HFA Nasal Aerosol 320 ìg Once Daily g Once Daily Is Not Associated with HPA-Axis Suppression in Subjects With Perennial Allergic Rhinitis. Annual Meeting of the American College of Allergy, Asthma, and Immunology (ACAAI), Boston, MA, November 3-8, 2011.